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ITAUSA - INVESTIMENTOS ITAU S.A.            BANCO ITAU HOLDING FINANCEIRA S.A.


                 Itau Holding (5th consecutive year) and Itausa
        (for the 2nd consecutive year) have been chosen for inclusion in the Dow Jones Sustainability World Index - 2004/2005

Please find below the release sent by our press department:
-----------------------------------------------------------

Banco Itau Holding Financeira S.A. and Itausa - Investimentos Itau S.A. are pleased to announce that they have been selected as components of the Dow Jones Sustainability World Index (DJSI World), together with 316 other companies from throughout the world. Itau has been included in the index since its creation in 1999 while Itausa has been chosen this year for the second consecutive time.

Since it was established in 1999, the DJSI has become an important benchmark for foreign fund management institutions. These institutions base their investment decisions and the diversified products they offer their customers using as a yardstick the DJSI's component companies, given the latter's commitment to social, environmental and cultural development.

The DJSI is made up of shares of companies of recognized corporate sustainability able to create shareholder value over the long-term through the maximizing of opportunities as well as managing the risks associated to economic, environmental and social factors. In other words, the Index considers not only financial performance, but principally the quality of corporate management that should combine economic value with transparency, corporate governance and social responsibility as a means of achieving long-term sustainability.

The new composition of the DJSI comprises 318 companies from 24 countries with a total market capitalization of US$ 6.5 trillion, being three Brazilian companies. The Index is revised annually based on questionnaires sent to the companies and information published in annual reports and on investor relations' websites. The survey covered the 2,500 largest companies in the Dow Jones World Index by market capitalization, representing 60 industrial sectors. Only the 10% best classified companies in the sustainability ranking were selected for inclusion in the index, based on the analysis of more than 50 items relating to economic, social and environmental performance. The research and selection processes are audited by PricewaterhouseCoopers.

Itau Holding continues to be the only Latin American bank to be included in the list. Among more than 30 items analyzed, of particular note were the Balance Sheet and Risk and Crisis Management where Itau achieved the maximum score (100%).

This year, Itausa also recorded top score in its particular business sector under four criteria: Scorecard Systems, Environmental Performance, Brand Management and Stakeholder Engagement.

The participation in the Dow Jones index reflects the Itau Conglomerate's long-term commitment to social, cultural and environmental responsibility, recently seen in the adoption of the Equator Principles by both Itau and Itau-BBA. We believe this commitment to be a crucial factor in our sustained growth together with effective creation of shareholder value.


Henri Penchas                                Alfredo Egydio Setubal
Investor Relations Director                  Investor Relations Director
Itausa - Investimentos Itau S.A.             Banco Itau Holding Financeira S.A.

                                                 Sao Paulo, September 8th, 2004